02053095

ATES
NGE COMMISSION
D.C. 20549

Act 12-10-02

SEC MAIL RECEIVED DEC 0 2 2002 WASH, D.C. PROCESSING

12-6-02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52360

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-10-01 (MM/DD/YY) AND ENDING 30-09-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westpac Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Fifth Avenue, 39th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shane Smith — 212-551-1936 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 13 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

0812-12

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Shane Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westpac Securities Inc., as of 30-Sep-02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY C. HAGGERTY
Notary Public, State of New York
No. 01HA5082257
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires

Signature

Financial Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Schedule of Segregation Requirements and funds in Segregation pursuant to CEA Rule 1.32.
- [ ] (p) Schedule of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to CFTC Regulation 30.7.
- [ ] (q) Statement of Segregation Requirements and Funds in Segregation for Customers' Dealer Option Accounts.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westpac Securities Inc.

Statement of Financial Condition
September 30, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and
Stockholder of
Westpac Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Westpac Securities Inc. (the "Company") at September 30, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statement, due to the postponement of the commencement of its securities activities, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. This financial statement does not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

November 25, 2002

Westpac Securities Inc.
Statement of Financial Condition
September 30, 2002

Assets		
Cash and cash equivalents	$	112,083
Total assets	$	112,083
Liabilities and stockholder's equity		
Liabilities		
Payable to affiliate	$	39,118
Accrued expenses		10,598
Total liabilities		49,716
Stockholder's Equity		62,367
Total liabilities and stockholder's equity	$	112,083

The accompanying notes are an integral part of this financial statement.

Westpac Securities Inc.
Notes to Statement of Financial Condition

1. Operations

Westpac Securities Inc. (the "Company"), a Delaware Corporation, is a wholly owned subsidiary of Westpac Overseas Holding Pty Limited (the "Parent Company"), which is a wholly owned subsidiary of Westpac Banking Corporation.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company was organized to act as a broker for U.S Institutional customers primarily in corporate bonds and other fixed income products.

At September 30, 2002, the Company has not yet engaged in the securities activities for which it was organized. Management is currently determining what activities, if any, the Company will undertake in the future.

2. Significant Accounting Policies

Basis of presentation
The Company's records are maintained on the accrual basis of accounting and conform to generally accepted accounting principles in the United States of America.

Uses of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include a time deposit of $25,000 held with an affiliate with an initial maturity of less than 3 months. The remaining balance consists of cash held at one major financial institution.

3. Related Party Transactions

The Company is subject to a sublease agreement with Westpac Banking Corporation, an affiliated company, covering office space. Future minimum sublease commitments on the premises are as follows:

2003	$ 48,760
2004	48,760
2005	48,760
2006	50,880
2007	50,880
2008 and thereafter	152,640
	$ 400,680

The payable to affiliate of $39,118 represents deferred rent related to the sublease agreement.

The time deposit of $25,000 is held at Westpac Institutional Bank, an affiliated entity.

4. Income Taxes

At September 30, 2002, the Company has an operating loss carryforward for income tax purposes aggregating $157,624, $91,080 of which will expire in 2021 and $66,544 of which will expire in 2022.

The Company follows Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes," which requires that net deferred tax assets be recognized immediately unless it is more likely than not that the tax benefits will not actually be realized some time in the future. At September 30, 2002, the Company's net deferred tax assets, primarily attributable to operating loss carryforwards and deferred rent, approximate $53,592 against which a full valuation allowance is provided.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At September 30, 2002, the Company had net capital of $37,367, which was $32,367 in excess of the amount required of $5,000. The ratio of aggregate indebtedness to net capital was 1.33 to 1.

6. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition (including payable to affiliate) approximates their carrying value as such financial instruments are short-term in nature.